Contact

www.linkedin.com/in/dilipjain09
(LinkedIn)

Top Skills

Apache Spark
Amazon Web Services (AWS)
JavaScript

Certifications

Image and video processing: From Mars to Hollywood with a stop at the hospital

Publications

Plant Leaf segmentation invariant of background

Dilip jain

Co-founder at Gullak(YC S22) | Ex-Juspay
Bengaluru, Karnataka, India

Summary

A Hungry Engineer

Believe in the power of technology to solve real-world hairy problems. Excited about building Anti Fragile distributed systems with a focus on high-performance, resiliency, and robustness. Love building Zero to One products and solving users' problems through code.

Skills - Haskell, Backend System Design, Data Modelling, Kubernetes, AWS Cloud Architecture, NoSQL

Experience

Gullak Money

Co-Founder
November 2021 - Present (1 year 2 months)
Bengaluru, Karnataka, India

Juspay Technologies Pvt Ltd

6 years 10 months

Head Of Engineering
June 2018 - October 2021 (3 years 5 months)

Architect for Juspay's UPI stack. Responsible for Cloud Architecture Design, building a zero downtime UPI stack. Built a horizontally scalable UPI PSP using cutting edge technologies like Kubernetes / Haskell / NoSQLDB(DynamoDB) / AutoPilot, this stack is deployed in 3 Banks, processes 7 Million payments/day and is load tested to handle 10000 payments/sec. Actively involved in building teams of world-class engineers.

Key Achievements

1) Architected India's first UPI PSP stack on Cloud, went from 0 payments to 3Million payments in 3months, powers upi payments for large UPI apps like AmazonPay / BharatPe.
2) Co-Architected Visa Safe Click with Visa Team, used Android's Device HSM for silent authentication of payments. With Visa Safe Click users can make 1 Click Payments in less than 5secs. Launched in Flipkart / PhonePe / Ola.
3) Initial Contributor to Open Credit Enablement Network(OCEN) Specification - UPI like solution for democratizing credit.

Senior Software Engineer
June 2016 - May 2018 (2 years)

Was a core part of the platforms team, lead the organization-wide initiative of migrating from Javascript to Purescript(A strongly typed FP language). Functional Programming helped Juspay engineering teams scale, ship bug-free code, and rapidly iterate.

Key Achievements

1) Led the backend team which built BHIM UPI App in 3 weeks, this was launched by PM of India, got 10 Million Downloads in the first 10 days.
2) Developed DBMesh - A Software Shock Absorber Architecture using KV Store as read/write buffer cache. We handled a 10x spike in traffic, processed a peak of 2000 Payments/sec during IPL.
3) Built a DSL using Purescript for writing native apps as conversational goal trees. Presto made the writing of composable apps very easy and significantly improved code readability.

Software Engineer
June 2015 - May 2016 (1 year)

Worked on building features like OTA updates, self-healing system, unblocker workflows for Juspay Safe Browser(Payments Experience Optimizer). Built a real-time data Pipeline using Apache Spark to analyze conversion funnel and payment success rate across dimensions in real-time.

Software Developer Intern
January 2015 - May 2015 (5 months)
Bangalore

Vellore Institute of Technology
Student
June 2011 - June 2015 (4 years 1 month)

Vellore Area, India

Qualified for ACM-ICPC Nationals

Secured Second Position in Android Hackathon,2014

Worked as Event Coordinator at GRAVITAS,2012.

Participated in Big Data Hackathon,Hyderabad,2013.

Participated in MIT mHealth Bootcamp,2013.

Microsoft
Intern
June 2014 - July 2014 (2 months)

Education

Vellore Institute of Technology
Bachelor of Technology (B.Tech.), Computer Science and Engineering · (2011 - 2015)